Exhibit 99.1

ASX ANNOUNCEMENT

April 14th, 2010

Genetic Technologies acquires BREVAGen™ breast cancer risk test

Summary

•                  GTG successfully completes asset acquisition with Perlegen Sciences, Inc.

•                  Assets acquired by GTG include the BREVAGen™ Breast Cancer Risk Test, a genetic test based on over 20 published studies on more than 50,000 women.

•                  The asset acquisition also includes a suite of international patents which augment and extend GTG’s current non-coding patent portfolio.

•                  The BREVAGen™ Breast Cancer Risk Test is fully validated and ready for worldwide launch.  GTG will roll out the BREVAGen™ test globally with US and Australian launches planned for the second half of calendar 2010.

Genetic Technologies Limited (ASX:GTG; NASDAQ: GENE) advises it has acquired certain assets from US-based Perlegen Sciences, Inc. with the main asset being the BREVAGen™ breast cancer risk test.  In addition to the BREVAGen™ test, GTG has acquired a suite of granted patents valid to 2022 which augment and extend GTG’s current non-coding patent portfolio.

The BREVAGen™ Breast Cancer Test

BREVAGen™ is a diagnostic test that informs clinicians and patients about individual, non-familial, sporadic risk of breast cancer for women where a breast biopsy outcome is indeterminate.  In the US, there are 1.6 million biopsies taken every year for breast cancer and about 1 million of these are indeterminate, representing a potential market of up to US$400 million to US$500 million.  This product fulfils an unmet need by better classifying women at moderate risk of breast cancer who would potentially benefit from preventive therapy or more intensive monitoring.  Preventive therapy has been shown to be 50 percent successful in preventing cancer in at-risk women.

The test combines population risk factors based on the Gail Score with validated genetic risk factors to give an integrated, personalized breast cancer risk assessment.

BREVAGen™ is the first test of its kind to give women a cost effective personal assessment of their sporadic risk of breast cancer.  The existing treatment guidelines of the American Cancer Society and American Society of Clinical Oncologists stipulate that a physician is to be guided by risk measures to determine the five year and lifetime risk of getting cancer.  Existing risk assessments such as the Gail Score are acknowledged to have shortcomings in intermediate risk patients.  BREVAGen™ will supply personalized genetic information to make these assessments more robust, enabling better treatment decisions and patient outcomes.

To date, there have been over 20 published studies on BREVAGen™ based on studies of over 50,000 women including a peer reviewed publication in 2007 in Nature.

GTG intends to launch the BREVAGen™ test first in the US and Australia in the second half of calendar 2010, followed by a worldwide rollout.  The proposed rollout has been market researched and mapped; with the marketing collateral compiled and ready to deploy.  GTG has already identified first customers, key opinion leaders and the sales team, and a US reimbursement strategy is in place.

GTG to acquire Perlegen’s Non-coding Patent Portfolio

The assets acquired by Genetic Technologies not only include the BREVAGen™ breast cancer risk genetic test but also a global patent suite which augments and extends GTG’s current non-coding patent portfolio.  As the new owner of these patents, GTG is free to incorporate these rights to extend the Company’s licensing assertion program.  The non-coding portfolio acquired from Perlegen has a patent life extending out to 2022.

About Perlegen Sciences, Inc.

Perlegen Sciences is a venture capital funded private company located in Menlo Park, California.  Launched in 2001, Perlegen’s initial focus was on drug discovery, more specifically genomics and pharmacogenomics, and later on diagnostics.  During its history, Perlegen has raised more than US$300 million in equity and other funding.

In 2009, at the depths of the global financial crisis, Perlegen failed to secure additional funding critical to the BREVAGen™ product launch.  As a Perlegen shareholder, Genetic Technologies was privy to information that enabled it to secure an exclusive option to purchase Perlegen’s global assets.

Perlegen Sciences developed the BREVAGen™ test over a number of years using data from approximately 50,000 analyses across numerous studies.  A prospective case controlled study of the test conducted using data and samples from the Women’s Health Initiative included data from 16,000 patients.  Perlegen undertook a preliminary launch of the fully validated test in the US in September 2009.  The total market for breast cancer genetic testing in the US is approximately US$690 million per annum.

GTG and BREVAGen™

“This is the first product in GTG’s portfolio which has global reach and market potential.  There is a clear unmet need and a substantial market opportunity,” said Dr. Paul MacLeman, Chief Executive Officer of Genetic Technologies.

“Genetic Technologies is accumulating a wide range of cancer testing products including some of the world’s most advanced diagnostics.  We intend to make the BREVAGen™ product available to women in the US and Europe and also to offer it to international markets including Australia.”

This acquisition follows due diligence and the previously announced exclusive option agreement for the purchase of Perlegen Sciences’ assets, including BREVAGen™.  With the capital raising complete, this has enabled the parties to finalize the asset purchase agreement, and now enables the immediate deployment by Genetic Technologies of the product, assets and rights worldwide.

Genetic Technologies Limited ABN 17 009 212 328 • Website: www.gtglabs.com • Email: info@gtglabs.com

Registered Office • 60-66 Hanover Street Fitzroy Victoria 3065 Australia • Postal Address P.O. Box 115 Fitzroy Victoria 3065 Australia

Phone +61 3 8412 7000 • Fax +61 3 8412 7040

About Genetic Technologies Limited

Genetic Technologies was an early pioneer in recognizing important new applications for “non-coding” DNA (DeoxyriboNucleic Acid).  The Company has since been granted patents in 24 countries around the world, securing intellectual property rights for particular uses of non-coding DNA in genetic analysis and gene mapping across all genes in all multicellular species.  Its three-pronged business strategy includes: 1) the global commercialization of its patents through an active licensing program; 2) the expansion of its dominant commercial genetic testing business with a focus on oncology and cancer management; and, 3) the commercialization of its various research and development projects aimed at generating further intellectual property of potentially global commercial significance.  For more information, please visit www.gtglabs.com.

FOR FURTHER INFORMATION PLEASE CONTACT

Dr. Paul D.R. MacLeman

Chief Executive Officer

Genetic Technologies Limited

Phone: +61 3 8412 7000